UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS” (Registrant)
Date: June 2, 2006

	By:	/S/ ALEXANDER V. IZOSIMOV
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VimpelCom

Presentation of 1Q 2006 Financial and Operating Results

June 1, 2006

Disclaimer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans, such as growth in Russia and the CIS (in terms of subscribers, revenues and operating coverage area), its proposal to acquire Kyivstar, ARPU trends and its strategy in connection with CPP. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends in Russia and the CIS. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of risks and uncertainties relating to developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS, and/or litigation by third parties or our shareholders (including Telenor). The actual outcome may also differ materially if the VimpelCom Group is unable to (i) comply with the terms of its licenses and frequencies, (ii) obtain sufficient funding and/or (iii) obtain all necessary corporate approvals relating to the business of VimpelCom and its subsidiaries (including approval of the budget, funding, specific transactions, and operational and other issues by VimpelCom and its subsidiaries), and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the VimpelCom Group, that the VimpelCom Group will be able to meet its capital investment plans, that it will be able to continue to expand and grow its subscriber base in Russia and the CIS, that the Company will acquire Kyivstar, that ARPU will stabilize, that the new CPP regime will not have a material adverse effect on the Company’s results of operations or that the Company will be successful in integrating its acquired CIS operations into the VimpelCom Group. There can be no assurance that the pending litigation relating to the URS acquisition will not have an adverse result on the Company or that other actions taken by VimpelCom or URS will not be challenged by third parties or our shareholders (including Telenor). If any such challenges are successful, including if they were to lead to the possible unwinding of the URS acquisition or other transactions or the payment of damages, such challenges could have a material adverse effect on the Company, its operations and its financial condition. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

2

Welcome Remarks

Alexander Izosimov, Chief Executive Officer

VimpelCom’s Strategy

Growth through value extraction

Increase revenue market share

Increase loyalty focusing on high-end subscriber segments

Increase market share in business segment

Introduction of additional VAS products

Targeted marketing

Stimulate traffic usage and up-sell

Capture remaining organic growth

Develop the acquired assets

Selective acquisitions and green field opportunities in the CIS

Industrial approach utilizing synergies with existing VimpelCom operations

Rapidly integrate acquired companies

Continue with the CIS expansion

Ensure cost efficiency

Utilize unified business model:

Brand, tariffs and products Network rollout & operations Customer service IT, billing and reporting Organizational structure

Continue the development of own transport network

Leverage our increasing scale to extract further vendor price reduction

Introduce new tools and processes to avoid unnecessary headcount growth

Selectively take advantage of attractive outsourcing opportunities

4

Russia and CIS License Footprint

Ukraine

Population: 47.6 mln. Launched: Nov.2005

Belarus

Population: 10.3 mln.

Russia

Population: 145.2 mln.

Moldova

Population: 4.5 mln.

Georgia

Population: 4.7 mln.

Armenia

Population: 3.0 mln.

Azerbaijan

Population: 8.0 mln.

Turkmenistan

Population: 5.0 mln.

Uzbekistan

Population: 26.0 mln. Launched: Jan. 2006

Tajikistan

Population: 6.8 mln. Launched: Dec. 2005

Kyrgyzstan

Population: 5.2 mln.

Kazakhstan

Population: 15.0 mln. Launched: Sept. 2004

In commercial operation Other licensed regions Unlicensed territories

# VimpelCom 1Q06 Financial Highlights

Beeline


Revenue, $ mln.
+46.1%
640.6
769.8
890.3
910.4
936.2
1Q05
2Q05
3Q05
4Q05
1Q06


Net Income, $ mln.
+37.0%
109.7
158.8
194.9
151.7
150.2
1Q05
2Q05
3Q05
4Q05
1Q06


OIBDA, $ mln.
+57.7%
306.1
395.6
450.0
419.7
482.6
1Q05
2Q05
3Q05
4Q05
1Q06


OIBDA Margin
47.8%
51.4%
50.5%
46.1%
51.6%
1Q05
2Q05
3Q05
4Q05
1Q06

6

Operating Highlights: Russia

VimpelCom Subscriber Base in Russia, mln.

29.6

33.7

38.4

43.1 44.8

26.0

29.3

32.2

35.9

37.4

1Q05 2Q05 3Q05 4Q05 1Q06

Inactive

Active

ARPU (US,$)

Subscriber Market Share in Russia

40% 20% 0%

35% 35% 35% 35% 35% 35% 35% 34% 34% 34%

19% 19% 19%

18% 18%

12% 12% 13% 11% 12%

1Q05 2Q05 3Q05 4Q05 1Q06

MTS VimpelCom MegaFon Others

MOU (min.)

8.7 9.0

8.1 8.4

7.8

7.6 7.7

7.2 7.0

6.6

1Q05 2Q05 3Q05 4Q05 1Q06

131.4 132.0 129.9 115.3 99.3

111.6 109.5 110.6 100.9 88.1

ARPU active base ARPU

1Q05 2Q05 3Q05 4Q05 1Q06

MOU active base MOU

7

# Financial Highlights: Russia

Beeline


Net Revenues, $ mln.
+43.8%
605.6
725.9
842.2
859.2
871.0
1Q05
2Q05
3Q05
4Q05
1Q06


OIBDA, $ mln.
+57.3%
293.9
378.6
431.4
404.1
462.3
1Q05
2Q05
3Q05
4Q05
1Q06


CAPEX, $ mln.
273.2
372.1
230.8
622.6
146.4
1Q05
2Q05
3Q05
4Q05
1Q06


CAPEX/ Revenue, LTM
58.2%
56.5%
47.5%
49.4%
41.6%
1Q05
2Q05
3Q05
4Q05
1Q06

8

Operating Highlights: Kazakhstan

VimpelCom Subscriber Base in Kazakhstan, mln.

2.5 2.1 1.7 1.4 1.1

2.1 1.8 1.6 1.3 1.0

1Q05 2Q05 3Q05 4Q05 1Q06

Active

Inactive

Subscriber Market Share in Kazakhstan

80%

62% 62% 60% 60%

60% 56%

40%

41% 37% 37% 35% 36% 20%

3% 2% 3% 3% 3% 0% 1Q05 2Q05 3Q05 4Q05 1Q06

K’Cell

Kar-Tel

Others

ARPU (US$)

12.4 12.4

10.8 10.3

11.5 11.7 8.8 10.5 9.1 7.8

1Q05 2Q05 3Q05 4Q05 1Q06

ARPU active base ARPU

MOU (min.)

57.9 61.6

55.1

49.2

44.8 58.1 53.6 53.5 43.4 40.0

1Q05 2Q05 3Q05 4Q05 1Q06

MOU active base MOU

# Financial Highlights: Kazakhstan

Net Revenues, $ mln.



+54.3%
35.0
43.9
48.1
49.2
54.0
1Q05
2Q05
3Q05
4Q05
1Q06

OIBDA, $ mln.



+79.5%
12.2
16.9
18.5
17.0
21.9
1Q05
2Q05
3Q05
4Q05
1Q06

CAPEX, $ mln.



14.4
34.1
30.9
57.2
35.7
1Q05
2Q05
3Q05
4Q05
1Q06

CAPEX/ Revenue, LTM



71.3%
73.5%
67.0%
77.5%
80.9%
1Q05
2Q05
3Q05
4Q05
1Q06

10

Rest of the CIS: 1Q2006 Highlights

Country Ukraine Tajikistan Uzbekistan

Net Revenue* (mln.,US$) 2.1 0.18 8.9 OIBDA (mln.,US$) -6.8 -0.05 5.2 Net Income (mln.,US$) -9.5 -0.2 1.0 Subscribers 278,000 26,700 421,400 Market share ** 0.8% 9.5% 31.5%

*	Excluding inter-company transactions

** Source: Company estimates and independent sources

Strong Balance Sheet

Assets and Liabilities, $ mln .

6,523 6,307

4,780

2,163 1,998 1,581

2004 2005 3M2006

Total Debt Total Assets

Source: VimpelCom

($ mln.) 3/31/06 12/31/05 12/31/04

Cash and Cash Equivalents 238 364 306

Total Assets 6,523 6,307 4,780

Total Debt 2,163 1,998 1,581

- Short-term 415 421 190

- Long-term 1,748 1,577 1,391

Shareholder’s Equity 2,910 2,741 2,157

LTM OIBDA* 1,747 1,571 1,027

- LTM Depreciation and amortization * * 685 593 353

- LTM Operating income 1,062 978 674

LTM Interest 154 147 86

Debt/Equity 0.7 0.7 0.7

Debt/OIBDA * * * 1.2 1.3 1.5

OIBDA/Interest 11.3 10.7 12.0

Debt/Assets 0.3 0.3 0.3

* LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM Depreciation and amortization

LTM stands for “last twelve months” to reporting date

* * Includes Impairment of long-lived assets

* * * In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein

Net Operating Cash Flow vs CAPEX

Net Operating Cash Flow/Capex, $ mln

64.8%*

79.4%*

93.7%*

805.4

1,242.0

1,298.2

1,635.3

1,445.9

1,543.1

2004 2005 31.03.06, LTM

Net Operating Cash Flow

Capex

* Net operating cash flow as % of Capex

Latest Corporate Developments

The court upheld the validity of the September 2005 EGM and the shareholder decision to acquire URS. Telenor has announced plans to appeal.

Discussions between Telenor and Alfa on their bilateral issues appear to have stalled.

Federal Anti-monopoly Committee supports VimpelCom in its dispute with the regulator over licenses in the Far East.

The AGM date has been set for June 23, 2006 with 11 candidates vying for 9 board seats. The record date is May 5 and the cut-off date for ADR holders voting is June 20, 2006.

Summary

Strong Y-o-Yrevenue growth of 46%.

OIBDA growth of 58% and OIBDA margin of 51.6%.

Subscriber base topped 50 million. ARPU stabilizing trend in Russia. Accelerating momentum in Kazakhstan. Promising start in Ukraine.

Questions and Answers

If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.

Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.

If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.

Thank you for your interest in VimpelCom For more information visit www.vimpelcom.com or contact Investor_Relations@vimpelcom.com

Reconciliation Tables of non-U.S. GAAP Measures to Their Most Directly Comparable U.S. GAAP Financial Measures

Reconciliation of OIBDA and OIBDA Margin (Unaudited)

(Three months ended)

($‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA 482,607 306,107 419,692

Depreciation (171,094) (86,334) (143,425)

Amortization (40,955) (33,629) (39,040)

Operating Income 270,558 186,144 237,227

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin 51.6% 47.8% 46.1%

Less: Depreciation as %

of net operating revenue (18.3%) (13.5%) (15.7%)

Less: Amortization as %

of net operating revenue (4.4%) (5.2%) (4.3%)

Operating income as %

of net operating revenue 28.9% 29.1% 26.1%

Reconciliation of OIBDA and OIBDA Margin in Russia (Unaudited)

(Three months ended)

($‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA 462,337 293,933 404,113

Depreciation (161,936) (83,055) (135,740)

Amortization (24,977) (24,538) (27,998)

Operating Income 275,424 186,340 240,375

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin 53.1% 48.5% 47.0%

Less: Depreciation as % of net operating revenue (18.6%) (13.7%) (15.7%) Less: Amortization as % of net operating revenue (2.9%) (4.1%) (3.3%)

Operating income as % of net operating revenue 31.6% 30.7% 28.0%

Reconciliation of OIBDA and OIBDA Margin in Kazakhstan (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA 21,907 12,174 16,979

Depreciation (7,672) (3,279) (7,655)

Amortization (8,785) (9,091) (8,245)

Operating Income 5,450 (196) 1,079

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin 40.3% 34.8% 34.2%

Less: Depreciation as %

of net operating revenue (14.1%) (9.4%) (15.4%)

Less: Amortization as %

of net operating revenue (16.2%) (26.0%) (16.6%)

Operating income as %

of net operating revenue 10.0% 0.6%) 2.2%

Reconciliation of OIBDA and OIBDA Margin in Ukraine (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA (6,814) n/a (1,400)

Depreciation (76) n/a (30)

Amortization (4,692) n/a (2,797)

Operating Income (11,582) n/a (4,227)

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin (320.0%) n/a (71.1%)

Less: Depreciation as %

of net operating revenue (3.6%) n/a (1.5%)

Less: Amortization as %

of net operating revenue (220.4%) n/a (142.0%)

Operating income as %

of net operating revenue (544.0%) n/a (214.6%)

Reconciliation of OIBDA and OIBDA Margin in Tajikistan (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA (50) n/a n/a

Depreciation (37) n/a n/a

Amortization (416) n/a n/a

Operating Income (503) n/a n/a

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin (27.7%) n/a n/a

Less: Depreciation as %

of net operating revenue (20.4%) n/a n/a

Less: Amortization as %

of net operating revenue (229.8%) n/a n/a

Operating income as %

of net operating revenue (277.9%) n/a n/a

Reconciliation of OIBDA and OIBDA Margin in Uzbekistan (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of OIBDA to operating income

OIBDA 5,227 n/a n/a

Depreciation (1,374) n/a n/a

Amortization (2,084) n/a n/a

Operating Income 1,769 n/a n/a

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

OIBDA margin 58.6% n/a n/a

Less: Depreciation as %

of net operating revenue (15.4%) n/a n/n

Less: Amortization as %

of net operating revenue (23.4%) n/a n/n

Operating income as %

of net operating revenue 19.8% n/a n/n

Reconciliation of SAC (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of SAC to selling, general and

administrative expenses

Selling, general and

administrative expenses 282,925 223,523 335,666

Less: General and admin.

expenses 205,903 139,672 216,163

Sales and marketing

expenses, including 77,022 83,851 119,503

advertising & marketing

expenses 36,416 20,217 48,042

dealers’ commission

expense 40,606 63,634 71,461

New gross subscribers, ‘000 6,134 5,856 8,659

SAC (US$) 12.6 14.3 13.8

Reconciliation of ARPU (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of ARPU to service revenue and connection fees

Service revenue and

connection fees 930,150 631,741 900,916

Less: Connection fees 404 160 259

Less: Revenue from rent

of fiber-optic channels 328 272 309

Service revenue used to

calculate ARPU 929,418 631,309 900,348

Average number of

subscribers (‘000) 46,803 28,783 42,426

ARPU (US$) 6.6 7.3 7.1

Reconciliation of SAC in Russia (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of SAC to selling, general and

administrative expenses

Selling, general and

administrative expenses 260,398 211,487 318,457

Less: General and admin.

expenses 188,439 133,047 205,643

Sales and marketing

expenses, including 71,959 78,440 112,814

advertising & marketing

expenses 33,704 19,258 45,291

dealers’ commission

expenses 38,255 59,182 67,523

New gross subs, ‘000 5,459 5,549 8,064

SAC (US$) 13.2 14.1 14.0

Reconciliation of ARPU in Russia (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 Dec.31, 2005

Reconciliation of ARPU to service revenue and connection fees

Service revenue and

connection fees 864,767 596,769 849,775

Less: Connection fees 404 160 259

Less: Revenue from rent

of fiber-optic channels 328 272 309

Service revenue used to

calculate ARPU 864,035 596,337 849,207

Average number of

subscribers (‘000) 43,919 27,770 40,484

ARPU (US$) 6.6 7.2 7.0

Reconciliation of SAC in Kazakhstan (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of SAC to selling, general and

administrative expenses

Selling, general and

administrative expenses 13,504 12,036 14,764

Less: General and admin.

expenses 9,693 6,625 8,434

Sales and marketing

expenses, including 3,811 5,411 6,330

advertising & marketing

expenses 1,768 959 2,420

dealers’ commission

expenses 2,043 4,452 3,909

New gross subs, ‘000 623 307 556

SAC (US$) 6.1 17.6 11.4

Reconciliation of ARPU in Kazakhstan (Unaudited)

(Three months ended)

($ ‘000) March 31, 2006 March 31, 2005 December 31, 2005

Reconciliation of ARPU to service revenue and connection fees

Service revenue and

connection fees 54,382 34,972 49,668

Less: Connection fees 0 0 0

Less: Revenue from rent

of fiber-optic channels 0 0 0

Service revenue used to

calculate ARPU 54,382 34,972 49,668

Average number of

subscribers (‘000) 2,316 1,013 1,818

ARPU (US$) 7.8 11.5 9.1